UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-19946
LINCARE HOLDINGS INC.
(Exact name of registrant as specified in its charter)
19387 U.S. 19 North Clearwater, Florida 33764 (727) 530-7700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.01 per share 2.75% Convertible Senior Debentures due 2037–Series A 2.75% Convertible Senior Debentures due 2037–Series B
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: One (1)
2.75% Convertible Senior Debentures due 2037–Series A: Eleven (11)
2.75% Convertible Senior Debentures due 2037–Series B: Twelve (12)

Pursuant to the requirements of the Securities Exchange Act of 1934, Lincare Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LINCARE HOLDINGS INC.

Date: August 23, 2012	By:	/s/ Paul G. Gabos
Name: Paul G. Gabos
Title: Chief Financial Officer, Treasurer and Secretary